UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 /A

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

GMCI Corp.
(Exact Name of registrant as specified in its charter)

Nevada	43-2110431
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Level 1 Tower 1 Avenue 3 The Horizon Bangsar South City, Kuala Lumpur
Malaysia	59200
(Address of principal executive offices)	(Zip Code)

+60-3-2242-2259
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered Pursuant to Section 12(g) of the Act:
Common Stock, par value $.001 per share
Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging Growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

GMCI Corp.

FORM 10

ITEM 1.	BUSINESS.

Corporate History and Business Operations

GMCI Corp. ("GMCI," or the "Company") was incorporated in the State of Nevada on June 28, 2006, under the name "Pacific Metals Corp." On March 17, 2015, the Company changed its name to "GMCI Corp." by conducting a statutory merger with its wholly-owned subsidiary, GMCI Corp., pursuant to Nevada Revised Statutes 92A.200 et. seq. As a result of such merger, the Company was the surviving entity.

On December 12, 2014, a change in control of the Company occurred by virtue of the Company's largest shareholder, Pacific Gold Corp., selling 15,110,823 shares of the Company's common stock to Legacy Fiduciary Services Limited. Such shares represented 75.2% of the Company's total issued and outstanding shares of common stock at the time of the transaction. As part of the transaction, Legacy Fiduciary Services Limited arranged to appoint Mr. Lok Khing Ming as the sole officer and director of the Company at the time.

On January 2, 2015, the Company filed a Certificate of Amendment with the State of Nevada to (a) increase the number of authorized shares of Common Stock from 200 million shares to 4 billion shares; and (b) decrease all of the Company's then issued and outstanding shares of Common Stock at a ratio of one (1) share for every 25 existing shares, with all fractional shares to be purchased by the Company at the price of $0.02 per share (the "Reverse Split"). These actions were taken by the Company's Board of Directors after receiving the written consent of shareholders holding 82.7% of the Company's voting shares.

On June 28, 2016, the Board of Directors of the Company adopted a resolution to change the Company's fiscal year end from December 31 to June 30, effective immediately.

At June 30, 2017 and June 30, 2016, the Company reported a net loss of $1,025,722 and $1,246,779, respectively. The Company believes that its existing capital resources are not adequate to enable it to execute its business plan. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The Company estimates that it will require additional cash resources during 2017 and beyond based on its current operating plan and condition. The Company expects cash flows from operating activities to improve, primarily as a result of an increase in revenue and a decrease in certain operating expenses, although there can be no assurance thereof. The accompanying consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. If we fail to generate positive cash flow or obtain additional financing, when required, we may have to modify, delay, or abandon some or all of our business and expansion plans.

All of our directors and officers reside outside of the United States. In addition, substantially all of our assets are located outside of the United States. It may therefore be difficult for investors in the United States to serve process on our officers and directors or enforce their legal rights based on the civil liability provisions of the U.S. Federal securities laws against us in the courts of either the U.S. or the PRC and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in PRC courts. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties, under the U.S. Federal securities laws or otherwise.

We maintain a website at www.gmcicorporation.com. We do not incorporate the information on our website into this registration statement and you should not consider any information on, or that can be accessed through, our website as part of this registration statement.

SBS Transaction

On March 26, 2015, the Company, entered into a Share Exchange Agreement (the "SBS Agreement") with all of the shareholders of SBS Mining Corp. Malaysia Sdn. Bhd. ("SBS"), a Malaysian corporation whose primary business is mining and exploration of properties located in Malaysia.  Pursuant to the SBS Agreement, the Company acquired 600,000 shares of capital stock of SBS from the SBS Shareholders and in exchange issued 500,000,000 restricted shares of its common stock to the SBS Shareholders.

The 600,000 shares of SBS constituted all of the issued and outstanding shares of SBS and were held by a total of three (3) shareholders, including the Company's sole director and Chief Executive Officer, Mr. Lok Khing Ming. Mr. Lok Khing Ming owned ten percent (10%) of SBS, or 60,000 shares. The remaining shares were owned by Mr. Liew Chin Loong (90,000 shares; 15%), who resides in Malaysia and LYF & Son Realty Sdn. Bhd., a Malaysian corporation (450,000 shares; 75%). Pursuant to the SBS Agreement, Mr. Lok received 50 million shares of the Company's common stock; Mr. Liew received 75 million shares; and LYF & Son Realty Sdn. Bhd. received 375 million shares, respectively. As a result of the SBS Agreement, SBS became a wholly owned subsidiary of the Company and the Company now carries on the business of SBS as its primary business. The closing of the SBS Agreement occurred on April 23, 2015.

Until 2016, SBS was focused on exploration activities in order to develop properties for producing metal ores, such as iron ore, bauxite and tin ore. SBS held licenses to two (2) properties located in Malaysia and on which it was prospecting for iron ore mining. The total mining area included as part of those two (2) licenses consisted of 100 (hectares (247 acres). At the time that the SBS Agreement was concluded (approximately the second quarter of 2015), the market price for iron ore was between $45 and $65. SBS believed that there would be a downward trend for iron ore prices and eventually the market price fell below $45 in December 2015. Therefore, SBS Mining commenced a plan to move into financing bauxite mining and trading in the surrounding area. In January 2016, SBS' two (2) licenses expired and as a result of the lack of economic viability in the marketing of iron ore, management determined not to renew these licenses on expiry.

SBS believes that shipments and demand for bauxite will increase, as illustrated by the fact that People's Republic of China ("China") imported 14 times more bauxite from Malaysia in November 2014 than in March 2014, after an export ban in Indonesia stopped supplies of the ore to the world's biggest consumer of industrial metals. As at the date of this report, the ban imposed on Indonesia has been lifted, which could lessen China's increased purchase of bauxite from Malaysia. (see http://www.themalaymailonline.com/money/article/indonesias-bauxite-ban-malaysias-boom#Y9AbyelSfUL4o1Uj.97)

Bauxite mines are springing up in Malaysia and shipping an ever-increasing amount of the raw material used for the production of aluminum to China, helping fill a gap since Indonesia banned ore exports in January 2015 in a bid to encourage value-added processing at home.

According to an article published on March 2, 2017, on Fairplay.IHS.com, China is the world's largest aluminum producer, representing 54% of the global primary aluminum production. China will need around 130 million tonnes of bauxite each year to feed its aluminum industry and in 2016, China imported 51.8 million tonnes of bauxite. (see https://fairplay.ihs.com/commerce/article/4282936/bauxite-shipments-set-for-shake-up)

In 2014, Malaysia exported 3.2 million tonnes of bauxite globally, compared to 154,044 tonnes in 2013. In 2015, Malaysia exported 24.3 million tonnes, resulting $1.1 billion revenue to exporters. China accounts for 99% of Malaysia's export of bauxite. In 2016, the government of Malaysia halted all mining activities and ordered to clear about the country's huge stockpile of bauxite, requiring all exports to be done pursuant to approved permits issued by the Malaysia government. This ban on the mining of bauxite remains in place as of the date of this filing. As a result, Malaysia exported 7.4 million tonnes of bauxite in 2016. (see http://www.alcircle.com/bauxite/newscircle/market/detail/26443/malaysia-exported-24-million-tons-of-bauxite-to-china-in-2015-up-650-yoy)

GMCI, through its wholly-owned subsidiary, SBS, provides financing for the acquisition, stockpiling storage, exporting and shipment of bauxite ore from Malaysia. Currently, SBS has provided funding to Sincere Pacific Mining Sdn. Bhd. ("Sincere Pacific") to purchase and sell/export bauxite through verbal agreement. Sincere Pacific is considered as a related party as Mr. Liew Chin Loong, is also a fifty percent (50%) owner and a director of Sincere Pacific.

SBS and Sincere Pacific have verbally agreed to work in partnership to acquire and arrange transport for stockpiled bauxite shipments to Mainland China. Services required for the loading, processing and transport of bauxite from mine sites to the port will be provided by SBS and Sincere Pacific directly.   Sincere Pacific has agreed to manage all labor, processing, transport and export of the ore until such time as the parties have concluded a total of seven (7) shipments.

Sincere Pacific holds an export license from the government of Malaysia which allows it to export up to 1.8 million tonnes of bauxite. It is the Company's understanding that Sincere Pacific can renew this license upon having exported the total amount of 1.8 million tonnes. Sincere Pacific acquires or purchases bauxite from multiple sources in Malaysia for selling the ore to customers in China.

Upon purchasing bauxite in Malaysia, Sincere Pacific processes the ore in its facilities, then stockpiles the ore pending shipment. Each shipment of bauxite consists of up to 55,000 tonnes. SBS does not take physical possession of the minerals at any time. It has been agreed between the parties that SBS shall receive a commission based on gross washed bauxite tonnage of up to 20,000 tonnes per shipment. Thereafter, if successful, the two parties will enter a formal agreement with respect to further shipments under newly negotiated terms.  It is anticipated that the sales price obtained by Sincere Pacific for unwashed bauxite will total gross US$24.50 to US$26.00 per dry, delivered metric tonne, free on board stowed and trimmed, subject to certain penalties or bonus based on the percentage of certain mineral compounds present, primarily aluminum oxide and silicon dioxide. Sincere Pacific issues payment to SBS upon successful conclusion of shipments, at an agreed $1 USD per delivered dry tonne, net any applicable fees such as storage.  The parties intend to formalize a written agreement for future mineral trading activities following successful conclusion of approximately seven (7) shipments whereby SBS will receive commissions on up to 140,000 gross tonnes.

However, the price at which Sincere Pacific sells a shipment of bauxite is subject to negotiation and current market prices. Therefore, this average net income of US$1.00 per tonne payable to SBS is subject to adjustment and possible volatility.

To date, Sincere Pacific has completed five (5) shipments of bauxite and SBS has provided Sincere Pacific with $614,226 (MYR$2,504,769) of financing used towards a portion of these shipments. Of the total financing advanced by SBS,$186,744 (MYR$800,000) has been repaid by Sincere Pacific as of the date of this filing. Through August 2017, SBS has received a total of $81,743 (MYR$350,306) in commissions from Sincere Pacific from its bauxite trading operations.

Currently SBS only deals with Sincere Pacific for the bauxite trading business and it is the only source of income of SBS.

PKH Transaction

In March 2017, the Company became aware of an opportunity to acquire a thirty (30) year leasehold over 6.0701 hectares (15 acres) of real property located in the Province of Kampar, State of Perak, Malaysia, that the Company believes has a significant deposit of granite (the " Proposed Property"). This opportunity was presented to the Company by Pembinaan Kaya Hebat Sdn Bhd, a Malaysian corporation ("PKH"). PKH is controlled by GMCI's majority shareholder, LYF & Son Realty Sdn. Bhd.

On May 3, 2017, the Company entered into a Letter of Intent with PKH and PKH's shareholders to acquire all of the issued and outstanding shares of PKH from its shareholders in exchange for shares of GMCI, which will be an amount equal to the fair market value of PKH, as determined by an independent, professional appraiser.

The acquisition of PKH is contingent upon: (a) PKH completing the transfer of title to the Property; (b) issuance of a mineral resource report that provides an estimate of the granite resources in place and exploration potential of resources located on the Property prepared by a licensed geologist that complies with the applicable rules and regulations promulgated by the SEC; and (c) the parties entering a definitive Share Purchase Agreement.

The transfer of title to the Property to PKH has been approved by the Ministry of Malaysian on July 26, 2017. Therefore, the Company has commenced negotiations for the terms of the definitive Share Purchase Agreement and expects to execute such agreement upon completion of the Company's ongoing due diligence review and satisfaction of the issuance of a technical report by a licensed geologist. While the Company expects to close this transaction in the next six months, there can be no assurance at the time of the filing of this registration statement that it will do so.

Property Description and Location

The Proposed Property is a greenfield and yet to commence exploration. The Proposed Property is located at the Reserve Forest in the Kampar Province, District of Kinta, State of Perak, Malaysia, 1.8km to the southeat of Sungai Siput (South). The main access road in the Proposed Property is from the Kuala Dipang – Chenderiang road where it branched out to the south upon reaching Sungai Siput (South). The road to the site was formerly used by tin miners in the area where it is currently used mainly for agricultural activities.  The general location of the Proposed Property is provided in Figure 1 below. The specific location of the exploration licenses (identified as PT18661) that we may earn an interest in are provided in Figure 2 below.

KEY PLAN

SCALE 1 : 512500

N
IPOH
Tambun
Lahat
Simpang
Pulai
KINTA
Gopeng
Pulai
Batu Gajah
Kota
Baharu
PROJECT SITE
S. Kampar
Kg. Batu
Tujoh
Kg.
Kuala
Dipang
Kampar
Tg.
Tualang
Kg. Timah
Chenderiang
Temoh
S. Kinta

NO.PT : 18661
DAERAH KAMPAR
MUKIM KAMPAR
SKALA 1 : 4500
SYIT PIAWAI : 708
PTG.PK.247/2-485
NO: P.U : 267/2009

Sg. Dipang
N80877.821
E42579.770
7°56'00"
21.039
0.521
16145
193422
96.374
7°56'00"
114° 57' 30"
136.219
16143
158° 39' 10"
132.056
69° 51' 50"
120.987
71°24'20"
49.249
161° 23' 10"
133.417
93423
129.255
7° 56' 00"
PT 18661
60701m2
(15.000ek)
286° 00' 00"
221.017
259° 37' 50"
196.390
N80628.179
E42954.266

SHAHARUDDIN BIN HAJI MUSA, FISM, MAALS
JURUKUR TANAH YANG DILESEN
DIBAWAH AKTA 458 (DISEMAK 1991)

Competition

Currently, we do not have any direct competition with respect to the specific properties we hold licenses to.  Sincere Pacific is one of the few holders of Approved Permits in Malaysia to export bauxite. It has little competition in terms of purchasing and exporting bauxite.

If we develop production capacity with respect to bauxite, we would compete with other suppliers of these materials. Because bauxite is sourced world-wide, our competition would include companies operating in diverse locations such as Australia, the People's Republic of China, Brazil, and India, among others.  The companies that commonly are producing materials of this nature are large capitalization companies, with established mining clams and operations.  Their deposits are often refined and sold through related parties or to and through companies with which they have long standing relationships.

In terms of developing our business plan and conducting exploration and later deposit development, we also expect to compete for qualified geological and environmental experts to assist us in our exploration of mining prospects, as well as any other consultants, employees and equipment that we may require in order to conduct our operations.

Currently, there is significant competition for financial capital to be deployed in mining and material extraction.  Therefore, it is difficult for smaller companies such as us to attract investment for its exploration activities.  We cannot give any assurances that we will be able to compete for capital funds, and without adequate financial resources management cannot assure that the Company will be able to compete in exploration activities and ultimately in material deposit development, production and sales.
6
Regulations

The export of bauxite requires Approved Permits issued by the Ministry of Malaysia. Sincere Pacific was issued the Approved Permit and it can be renewed with the government.

The exploration and development of a mining prospect in Malaysia is subject to regulation by a number of governmental authorities. The regulations address many environmental issues relating to air, soil and water contamination and apply to many mining related activities including exploration, mine construction, mineral and ore extraction, ore milling, water use, waste disposal and use of toxic substances. In addition, we are subject to regulations relating to labor standards, occupational health and safety, mine safety, general land use, export of minerals and taxation. Many of the regulations require permits or licenses to be obtained and the filing of certain notices, the absence of which or inability to obtain will adversely affect the ability for us to conduct our exploration, development and operation activities. The failure to comply with the regulations and terms of permits and licenses may result in fines or other penalties or in revocation of a permit or license or loss of a prospect.

Employees

As of October 2017, we have a total of 9 full-time employees.

ITEM 1A.	RISK FACTORS.

We are a smaller reporting company and therefore are not required to provide the information required by this item.

ITEM 2.	FINANCIAL INFORMATION.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On June 28, 2016, the Board of Directors of the Company adopted a resolution to change the Company's fiscal year end from December 31 to June 30, effective immediately as of the date of such board resolution.  As a result of this change, our fiscal reports included herein are for the fiscal years ended June 30, 2017 and 2016, respectively.

The following discussion is intended to assist in the understanding and assessment of significant changes and trends related to the results of operations and financial condition of GMCI CORP. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this report on Form 10.

Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions to identify forward-looking statements.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	A requirement to have only two years of audited financial statements and only two years of related MD&A;

●	Exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

●	Reduced disclosure about the emerging growth company's executive compensation arrangements; and;

●	No non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act") for complying with new or revised accounting standards. We have elected to use the extended transition period provided above and therefore our financial statements may not be comparable to companies that comply with public company effective dates.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

Revenues

During the fiscal year ended June 30, 2017, we realized gross revenue of $32,737 from our bauxite financing activities, and $Nil in fiscal year ended June 30, 2016. We commenced revenue generating operations in the quarter ended March 31, 2017.

Operating Expenses

Our consolidated expenses for the fiscal year ended June 30, 2017 and 2016:

	For the fiscal year ended June 30,
	2017	2016
Operating Expenses
Professional fees	196,600	371,478
General and administrative expenses	739,590	249,323
Impairment of uncollected other receivable, Related Party	-	534,363
Total Operating Expenses	936,190	1,155,164

	Fiscal Year Ended June 30,
	2017	2016
General and administrative:
Depreciation	$41,219	$33,131
Executive wages	239,367	22,729
Salaries	177,880	117,226
Rent	170,558	21,071
Utilities, telephone and maintenance	43,175	21,224
Other general and administrative	67,391	33,942
Total Operating Expenses	$739,590	$249,323

The decrease in expenses for the fiscal year ended June 30, 2017 is primarily due to the impairment of an uncollected related party receivables relative to an advance payment on our bauxite trading activities in the amount of $413,179 and another uncollected related party receivable in the amount of $121,184 in respect to which, during fiscal 2014 the Company provided an advance of $121,184 (RM$500,000) to a third party which has not yet been recovered. During the fiscal year ended June 30, 2017 professional fees decreased from $371,478 (2016) to $196,600 as a result of certain one time legal fees incurring during fiscal 2016 related to a recapitalization as part of a business acquisition with no similar expenses in fiscal 2017.  However, during the fiscal year ended June 30, 2017 we experienced a substantive increase in executive wages from $22,729 in 2016 to $239,367 in 2017 as a result of the formal appointment of a Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Marketing Officer and Chief Sales Officer. We also experienced a substantive increase in salaries from $117,226 in 2016 to $177,880 in fiscal 2017 as the Company expanded its supporting staff.  Rent also increased substantially from $21,071 in fiscal 2016 to $170,558 as the Company entered two new lease agreements in Malaysia commencing July 2016 and September 2016 for substantially expanded executive and operational office space. Utilities and maintenance charges year over year also increased accordingly.  Other general and administrative expenses also experienced an increase from $33,942 in fiscal 2016 to $67,391 in fiscal 2017 as a result of the expansion of the Company's operations.
Executive wages of $239,367 and $22,729 for the years ended June 30, 2017 and 2016 include the following compensation breakdown:
	2017	2016
Chief Executive Officer	$69,182	$-
Chief Financial Officer.	50,218	22,729
Chief Operating Officer	51,172	-
Chief Marketing Officer	41,443	-
Chief Sales Officer	27,352	-
Total	$239,367	$22,729
The Chief Marketing Officer and Chief Sales Officer are not involving in the decision making of the Company and are not considered "named executive officers" of the Company.
We expect the general and administrative expenses, salaries and wages to increase in future periods as we continue to grow our recently acquired bauxite financing business, commence operations of granite mining operation and as a result of the addition of management staff and professional consultants to help manage growth in our business. The Company is also developing plans and aggressively moving towards further acquisition of profitable companies and businesses in order to expand our operations.

Net losses in the fiscal year ended June 30, 2017 and 2016 totaled $1,025,722and $1,246,779, respectively.

Going Concern

The Company believes that its existing capital resources are not adequate to satisfy its cash requirements for the next twelve months or enable it to execute its business plan. Through the date of this report we have been able to rely on related parties and third party entities to continue to fund shortfalls in our operations. The Company estimates that it will require additional cash resources during fiscal 2018 and beyond based on its current operating plan and condition.  The Company expects cash flows from operating activities to improve, primarily as a result of commencement of revenues from our proposed operating activities.  We have commenced earning revenues as of March 2017, however these revenues are not sufficient to meet our operational overhead and there can be no assurance that we will ever achieve profitable operations. We continue to rely on funding from our officers, directors and controlling shareholders to meet our operational shortfalls.  While we expect to continue to have these resources available to us, there is no guarantee we will be able to continue to meet our obligations in the normal course. If we fail to generate positive cash flow or obtain additional financing, when required, we may have to modify, delay, or abandon some or all of our business and expansion plans.

Financing Arrangement

GMCI, through its wholly-owned subsidiary, SBS, provides financing for the acquisition, stockpiling storage, exporting and shipment of bauxite ore from Malaysia. Currently, SBS has only one (1) customer for this financing arrangement, Sincere Pacific Mining Sdn. Bhd. ("Sincere Pacific"), which is a related party due to the fact that one of the directors of SBS, Mr. Liew Chin Loong, is also a fifty percent (50%) owner and a director of Sincere Pacific.

Sincere Pacific holds an export license from the government of Malaysia which allows it to export up to 1.8 million tonnes of bauxite. It is the Company's understanding that Sincere Pacific can renew this license upon having exported the total amount of 1.8 million tonnes. Sincere Pacific acquires or purchases bauxite from multiple sources in Malaysia for the purpose of selling the ore to customers in mainland China. As of the date of this filing, Sincere Pacific has only two (2) customers.

Upon purchasing bauxite in Malaysia, Sincere Pacific processes the ore in its facilities, then stockpiles the ore pending shipment. Each shipment of bauxite consists of up to 55,000 tonnes. SBS does not take physical possession of the minerals at any time. It has been agreed between the parties that SBS shall receive a commission based on gross washed bauxite tonnage of up to 20,000 tonnes per shipment. Thereafter, if successful, the two parties will enter a formal agreement with respect to further shipments under newly negotiated terms.  It is anticipated that the sales price obtained by Sincere Pacific for unwashed bauxite will total gross US$24.50 to US$26.00 per dry, delivered metric tonne, free on board stowed and trimmed, subject to certain penalties or bonus based on the percentage of certain mineral compounds present, primarily aluminum oxide and silicon dioxide. Sincere Pacific issues payment to SBS upon successful conclusion of shipments, at an agreed $1 USD per delivered dry tonne, net any applicable fees such as storage.  The parties intend to formalize a written agreement for future mineral trading activities following successful conclusion of approximately seven (7) shipments whereby SBS will receive commissions on up to 140,000 gross tonnes.

However, the price at which Sincere Pacific sells a shipment of bauxite is subject to negotiation and current market prices. Therefore, this average net income of US$1.00 per tonne payable to SBS is subject to adjustment and possible volatility.

To date, Sincere Pacific has completed five (5) shipments of bauxite and SBS has provided Sincere Pacific with $614,226 (MYR$2,504,769) of financing used towards a portion of these shipments. Of the total financing advanced by SBS,$186,744 (MYR$800,000) has been repaid by Sincere Pacific as of the date of this filing. Through August 2017, SBS has received a total of $81,743 (MYR$350,306) in commissions from Sincere Pacific from its bauxite trading operations.

Currently SBS only deals with Sincere Pacific for the bauxite trading business and it is the only source of income of SBS.

Letter of Intent

In March 2017, the Company became aware of an opportunity to acquire a thirty (30) year leasehold over 6.0701 hectares of real property located in the Province of Kampar, Malaysia, that the Company believes has a significant deposit of granite (the "Property"). This opportunity was presented to the Company by Pembinaan Kaya Hebat Sdn Bhd, a Malaysian corporation ("PKH"). PKH is controlled by the Company's majority shareholder, LYF & Son Realty Sdn. Bhd.

On May 3, 2017, the Company entered into a Letter of Intent with PKH and PKH's shareholders to acquire all of the issued and outstanding shares of PKH from its shareholders in exchange for shares of the Company, which will be an amount equal to the fair market value of PKH, as determined by an independent, professional appraiser.

The acquisition of PKH is contingent upon: (a) PKH completing the transfer of title to the Property; (b) issuance of a mineral resource report that provides an estimate of the granite resources in place and exploration potential of resources located on the Property prepared by a licensed geologist that complies with the applicable rules and regulations promulgated by the SEC; and (c) the parties entering a definitive Share Purchase Agreement.

The transfer of title to the Property to PKH has been approved by the Ministry of Malaysia on July 26, 2017. Therefore, the Company has commenced negotiations for the terms of the definitive Share Purchase Agreement and expects to execute such agreement upon completion of the Company's ongoing due diligence review and satisfaction of the issuance of a technical report by a licensed geologist.

PKH has a leasehold agreement for 6.0701 hectares (15 acres) of real property in the Province of Kampar, Malaysia. The Lease period is 30 years. The title has not yet been transferred to PKH. The information we have now is based on an old title to the above referenced land and we do not know if such information is accurate or reliable. The grant number of the old title is PT186661.

We do not currently have any costs associated with this Letter of Intent and have not estimated our future costs. We do not have information as to the source of water and power that would be utilized at the property. We also do not have a timetable or budget for exploration of each prospect. At this time, we have no plans for how to fund such exploration, or who will be conducting such exploration.

Currently, the Company is engaging an independent, licensed geologist for the preparation of a mineral resource report and feasibility study reports. Such reports will provide an estimate of the granite resources and exploration potential at this Kampar property.

Liquidity and Capital Resources

	At June 30, 2017	At June 30, 2016

Current Assets	$258,116	$241,113
Current Liabilities	2,523,922	1,882,242
Working Capital Deficit	$(2,265,806)	$(1,641,129)

As of June 30, 2017, the Company had total current assets of $258,116 and a working capital deficit of $2,265,806 compared to total current assets of $241,113 and a working capital deficit of $1,641,129 as of June 30, 2016. The increase in our working capital deficit was due to an increase in our accounts payable, and advances payable to a related party which allowed us to fund ongoing operations. Further the Company's current assets were reduced slightly in the current fiscal year as a result of the expenditure of certain previously paid deposits.

During the fiscal year ended June 30, 2017, cash used by operating activities totaled $522,713, primarily as a result of a net loss from operations of $1,025,722, offset by imputed interest of $122,269 and expenses paid directly by a related party of $413,753.  During the fiscal year ended June 30, 2016, the Company used cash in operating activities of $365,630.

Net cash used in investing activities was $35,859 (June 30, 2016 - $641,952) and net cash provided by financing activities was $562,013 (June 30, 2016 - $1,010,236) during the fiscal year ended June 30, 2017.

As has been noted in our financial statements included in this Form 10 the Company is unable to fund its ongoing operations from its new revenue sources, bauxite trading operations and potentially from sales of granite, of which bauxite trading commenced only recently in the quarter ended March 31, 2017 and we are only in the negotiation phase to potentially acquire acreage and enter the exploration stage for mining for granite.  To date the Company has relied upon entities related to it through its board of director and its subsidiary board of director members to advance it the funds required to continue operating.  While the Company believes that its related entities will continue to fund its operations until such time as it can generate sufficient profits from its new revenue sources described above, it can give no assurances that this will be the case.

Off-balance sheet arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission ("SEC").

Critical Accounting Policies

The preparation of our consolidated financial statements and notes thereto requires management to make estimates and assumptions that affect the amounts and disclosures reported within those financial statements. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, contingencies, litigation and income taxes. Management bases its estimates and judgments on historical experiences and on various other factors believed to be reasonable under the circumstances. Actual results under circumstances and conditions different than those assumed could result in differences from the estimated amounts in the financial statements. Refer to Note 1 of the audited financial statements included herein.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from these estimates.

Revenue Recognition

Revenues are presented net of discounts. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

The Company applies judgment with respect to whether it can establish a selling price based on third party evidence. The Company does not have any product offerings that would be considered multiple deliverables; therefore the pricing model is determined based on competitor prices for similar product offerings, and/or contracts independently negotiated between the Company and purchasers.

To date, all of the revenue recognized by the Company has been derived from transactions with related parties (See Note 3 to the audited financial statements contained herein).  In addition, all of the revenue recognized with those related parties has been based on verbal conditions.  To date the Company has not entered into a formal written agreement for its commissions earned on the trading of unwashed bauxite ore.  The Company has determined that in recording its revenue through June 30, 2017, that the selling price and other conditions derived from its transactions with related parties were not fixed and determinable until those trading commissions were paid to the Company by its related party.  Because of this, through June 30, 2017, the Company has recorded its trading commissions earned with Sincere Pacific on the cash basis.  In the future, should the Company enter into formal agreements, the recognition method may change.

ITEM 3.	PROPERTIES.

Our principal executive office is located at Level 1 Tower 1 Avenue 3 The Horizon, Bangsar South City, 59200 Kuala Lumpur, Malaysia.  The SBS office is located at No 1, 1st Floor, Lorong Sekilau 1, Bukit Sekilau, 25200 Kuanan, Pahang Darul Makmur, Malaysia.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of  October 19, 2017 by: (1) each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; (2) each of our directors and named executive officers; and (3) all of our current directors and executive officers as a group. Unless otherwise indicated, the stockholder listed possesses sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percentage of Class

Named Directors and Executive Officers
Lok Khing Ming (2) - Sole Director, Chairman of Board No. 20 Jalan Raja Nong 6 Taman Bunga Raya 41000 Klang Selangor Darul Ehsan, Malaysia	77,660,716	10.8%
Calvin Chin – Chief Executive Officer Perdana Exclusive Condo, Jalan PJU8/1 47820 Damansara Perdana Petaling Jaya, Selangor Darul Ehsan Malaysia	-0-	---
M.W. Jason Chan - Chief Financial Officer Level 1, Tower 1 Avenue 3, The Horizon Bangsar South City 59200 Kuala Lumpur Malaysia	-0-	---
S.N. Loh – Chief Operating Officer 19 Laluan Lapangan Siber 3 Bandar Cyber 31350 Ipoh, Perak Darul Ridzuan Malaysia	-0-	---
Directors and Executive Officers as a Group (4 persons)	77,660,716	10.8%

5% Shareholders
Lok Khing Ming (2) No. 20 Jalan Raja Nong 6 Taman Bunga Raya 41000 Klang Selangor Darul Ehsan, Malaysia	77,660,716	10.8%
LYF & Son Realty Sdn. Bhd. (3) 37A 1st Fl. Lintasan Perajurit 6, Taman Perak 31400 Ipoh, Perak Darul Ridzuan, Malaysia	375,000,000	52.0%
Liew Chin Loong L/491-B, Jin Pengkalan Chepa 15400 Kota Bahru Kelantan Darul Naim, Malaysia	75,000,000	10.4%
All 5%+ Shareholders as a Group	527,660,716	73.2%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on October 19 , 2017. As of October 19 , 2017, there were 720,802,346 shares of our company's common stock issued and outstanding.

(2)
Lok Khing Ming, was appointed sole director of the Company effective December 12, 2014 and then appointed Chairman of the Board on October 5, 2016. Included in his 77,660,716 shares are 19,502,075 shares held by My Premier Trustee (Malaysia) Berhad for the sole benefit of Mr. Lok and 58,158,641 shares held by Victory Global Trustee Company Limited for the sole benefit of Mr. Lok.

(3)
Dato Chin Wai Leong owns 51% of the shares of LYF & Son Realty Sdn. Bhd. while Madam Liew Yoke Foong owns the remaining 49%. Both Dato Chin Wai Leong and Madam Liew Yoke Foong have voting and dispositive control over the shares held by LYF & Son Realty Sdn. Bhd.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table identifies all of the members of the Company's Board of Directors and its Executive Officers, as of the date hereof . The members of the Board serve until the next annual meeting and a successor is appointed and qualified, or until resignation or removal.

Name	Age	Positions Held	Date of Appointment
Lok Khing Ming	48	Chairman of the Board	October 5, 2016 (1)
Calvin Chin	41	Chief Executive Officer	October 5, 2016 (2)
M.W. "Jason" Chan	43	Chief Financial Officer	October 5, 2016
S.N. Loh	44	Chief Operating Officer	October 5, 2016

(1)	Mr. Lok was originally appointed as the sole officer and director on December 12, 2014.
(2)	Mr. Chin was originally appointed as the Chief Financial Officer of GMCI on October 1, 2015. He resigned this position on October 5, 2016.

Following are the business experiences of our directors and officers:

Mr. Lok Khing Ming, Sole Director and Chairman of Board

 Mr. Lok served as the Chief Executive Officer, President, Treasurer and sole director of the Company from December 2014 until October 2016 and was subsequently resigned from his office positions and appointed as the Chairman of the Board in October 2016. Mr. Lok Khing Ming was previously the managing director of SBS. Mr. Lok's responsibilities include leading the exploration for mining opportunities in and around Malaysia, developing business strategies and implementing the company's marketing plan.  From 2007 to 2010, Mr. Lok was the General Manager of Asia East Coast Mining Sdn. Bhd., a company engaged in gold mining.

In November 1991, Mr. Lok earned a Diploma in Electronic Engineering from the Federal Institute of Technology, Malaysia.

Calvin Chin, Chief Executive Officer

Mr. Chin served as the Chief Financial Officer of the Company since October 2015 and was subsequently re-appointed as the Chief Executive Officer in October 2016. Mr. Chin was the Head of Finance for HCM-Hygenic Corporation (M) Sdn. Bhd. (a subsidiary of US multinational corporation) located in Batu Gajah, Perak, Malaysia) from July 2004 to October 2015. Mr. Chin's duties included leading and emerging the finance team and assisting the managing director in management of the daily business operations. Mr. Chin, acting as one of the local directors for the Malaysia entity and sat on the Board of Directors as part of a decision maker for the Malaysia business entity. Mr. Chin reported directly to the CFO based in the Unites States on the financial position of the Malaysia Corporation.

Mr. Chin was a lead auditor with Ernst & Young, Malaysia from 2000 to 2004 and has auditing experience in specializing in manufacturing, retailing, plantation and property development industry.

Mr. Chin earned a professional degree from the Association of Certified Chartered Accountants ("ACCA") in UK.

M.W. "Jason" Chan, Chief Financial Officer

Mr. Chan has served as the Chief Financial Officer of the Company since October 2016. From August 2010 to September 2016, Mr. Chan was a Director of Transaction Reporting division for Baker Tilly Monteiro Heng, an accounting and audit firm located in Kuala Lumpur, managing a portfolio of audit clients with divergent operations and special reporting assignments such as reporting accountants for initial public offering (IPO), due diligence audits, restructuring and reverse takeovers as well as private debts security schemes.

Mr. Chan was a lead auditor with Ernst & Young, Malaysia from 1997 to 2008 and KPMG Ho Chi Minh from 2009 to 2010. During his career, he managed the portfolio of audit clients with divergent operations, including manufacturing and trading, retailing, property development and construction, oil and gas, hotels, leisure, and foods and beverages.
Mr. Chan obtained his professional qualification from ACCA, UK in 2005. He is also a member of the Malaysian Institute of Accountants (MIA) since 2006.

S.N. Loh, Chief Operating Officer

Mr. Loh has served as the Chief Operating Officer of the Company since October 2016. From April 2012 to October 2015, Mr. Loh was the General Manager responsible for marketing, sales, business development and planning for WRP Asia Pacific Sdn. Bhd., a medical glove manufacturing company located in Malaysia. From August 2009 to March 2012, Mr. Loh was the Operations Director, responsible for factory operations, for Vinh Chanh Co. Ltd., a bio mass fuel supplier in Vietnam.

Family Relationship

There is no family relationship among the directors and officers of the Company.

Involvement in Certain Legal Proceedings

None of the Company's executive officers or directors have been involved in any legal proceedings during the past ten (10) years.

Promoters and Control Persons

LYF & Son Realty Sdn. Bhd. is the Company's controlling shareholder and is a Malaysian corporation. LYF & Son Realty Sdn. Bhd. has not been a party to any legal proceedings at any time during the past ten (10) years.

Corporate Governance

Nominating Committee.  We have not established a Nominating Committee because of our limited operations; and because we have only one director, we believe that we are able to effectively manage the issues normally considered by a Nominating Committee.

Audit Committee.  We do not have an Audit Committee. The Company's board of directors performs some of the same functions of an Audit Committee, such as; recommending a firm of independent certified public accountants to audit the financial statements; reviewing the auditors' independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls. The Company does not currently have a written audit committee charter or similar document.

Code of Ethics.  We do not currently have a Code of Ethics in place for the Company, although our Board of Directors has developed a framework for adoption in the coming months. Our business operations are currently not complex and are very limited. The Company seeks advice and counsel from outside experts such as our lawyers and accountants on matters relating to corporate governance and financial reporting.

ITEM 6.	EXECUTIVE COMPENSATION.

Summary Compensation Table

The following table sets forth in U.S. dollars information concerning all cash and non-cash compensation awarded to, earned by or paid to the named executive officers for services rendered to the Company in all capacities for the years ended June 30, 2017 and 2016. The following fees were paid directly by the sole director of the Company and have been included in advances payable to related parties.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)

Calvin Chin	2017	$69,182	$—	—	—	$—	$69,182
Chief Executive Officer (1)	2016	$22,729	$—	—	—	$—	$22,729

M.W. "Jason" Chan	2017	$50,218	$—	—	—	$—	$50,218
Chief Financial Officer	2016	$-	$—	—	—	$—	$-

S.N. Loh	2017	$51,172	$—	—	—	$—	$51,172
Chief Operating Officer	2016	$—	$—	—	—	$—	$—
(1) Mr. Calvin Chin was appointed CEO on October 5, 2016 concurrent with his resignation as CFO. Mr. Chin was the Company's CFO from October 1, 2015 to October 5, 2016. Compensation above includes all compensation received by Mr. Chin in the respective fiscal periods.

Employment Agreements

The Company does not have any employment agreements with any of its directors or executive officers.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers received any equity awards, including, options, restricted stock or other equity incentives during the fiscal year ended June 30, 2017.

Compensation of Directors

We have not paid any fees or other compensation to any of our directors for acting as directors to date.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Advance Payment on Mineral Trading – Related Party

During the fiscal year ended June 30, 2016 the Company's subsidiary, SBS, advanced $614,226 (RM$2,574,000) to Sincere Pacific Mining(M) Sdn. Bhd. ("Sincere Pacific ") (see Note 3, 9 of the financial statements), a related party corporation by virtue of directors in common, for the purpose of commencing bauxite trading and financing activities.  Liew Chin Loong is a director of SBS and also a director of Sincere Pacific.

During the fiscal year ended June 30, 2016, SBS and Sincere have verbally agreed to work in partnership to acquire and arrange transport for stockpiled bauxite shipments to Mainland China. Services required for the loading, processing and transport of bauxite from mine sites to the port will be provided by SBS and Sincere directly.  As at June 30, 2016 the Company has advanced proceeds for the purpose of securing mineral resources for shipment.  Sincere has agreed to manage all labor, processing, transport and export of the ore until such time as the parties have concluded a total of seven (7) shipments.

Funds advanced by SBS will be used for the continuing purchase of minerals for transport over the course of several planned shipments.  SBS does not intend to take physical possession of the minerals at any time. It has been agreed between the parties that SBS shall receive a commission based on gross washed bauxite tonnage of up to 20,000 tonnes per shipment. Thereafter, if successful, the two parties will enter a formal agreement with respect to further shipments under newly negotiated terms.  SBS does not expect the initial advances made to Sincere to be returned until several shipments of ore have been completed. As at June 30, 2016 the Company has partially impaired the advance payment in the original amount $614,226 by $413,179, net amounts payable by SBS to Sincere, due to the uncertainty around the timing of collectability.  A balance of $186,372 (RM$800,000) and $198,550 (RM$800,000) remains collectible on the Company's balance sheets as of June 30, 2017, and 2016, respectively.

It is anticipated that the sales price obtained by Sincere for unwashed bauxite will total gross US$24.50 to US$26.00 per dry, delivered metric tonne, free on board stowed and trimmed, subject to certain penalties or bonus based on the percentage of certain mineral compounds present, primarily aluminum oxide and silicon dioxide. Sincere will issue payment to SBS upon successful conclusion of shipments, at an agreed $1 USD per delivered dry tonne, net any applicable fees such as storage. It is anticipated that the Company will continue to conduct its bauxite trading activities under these verbal terms of agreement until such time as deposits advanced to commence trading operations are recovered, as well as income from the shipments.  The parties intend to formalize a written agreement for future mineral trading activities following successful conclusion of approximately seven (7) shipments whereby SBS will receive commissions on up to 140,000 gross tonnes.

During the fiscal year ended June 30, 2017 the Company earned revenue from its bauxite trading activities and concluded shipments for a total of 40,000 tonnes of gross washed bauxite (net dry weight of 32,432 tonnes) for net commissions of US$32,737 converted at an agreed fixed rate of conversion to RM of 4.4 for total proceeds of RM$140,301.

Advances from Related Parties / Related Parties Transactions

(1)	Advances from related parties:

	June 30, 2017	June 30, 2016

Advances from its sole director Lok Khing Ming	$1,574,922	$1,047,263
Advances from controlling shareholder, LYF & Sons Realty Sdn. Bhd.	657,465	$592,729
Total	$2,232,387	$1,639,992

Further sole director of the Company Lok Khing Ming have leased shared office space for corporate operations the cost of which is $350 (RM$1,500 per quarter), the use of which is provided to the Company free of charge by our director.  We have recorded an amount of $1,400 and $1,454 as contributed capital during the fiscal year ended June 30, 2017 and 2016.

During the fiscal year ended June 30, 2016, the Company was advanced $614,226 by entities with common director ( Lok Khing Ming ) with the Company or by sole director Lok Khing Ming , which funds were used to advance to another related entity for the purpose of setting up a trading operation in the sale and transport of bauxite ore to entities in mainland China (see Note 3 of the financial statements).  The advances from the related entities were non-interest bearing, unsecured and not evidenced by a note.

Further during the fiscal year ended June 30, 2017 and 2016, the Company was advanced a total of $1,021,004 and $413,490, respectively, by sole director Lok Khing Ming or entities with common director ( Lok Khing Ming ) to meet operational shortfalls. In addition, during the year ended June 30, 2017 related parties were repaid $683,991.

The Company has imputed interest at the rate of 6.48% on the advances made to the Company in the amount of $121,249 during the fiscal year ended June 30, 2017, and has imputed interest at the rate of 6.65% on the advances made to the Company in the amount of $71,615 during the fiscal year ended June 30, 2016.

(2)	Related Party Salaries and Wages paid directly by related party:

	Fiscal Year Ended June 30, (in USD)		Fiscal Year Ended June 30, (in RM)
	2017	2016
Chief Executive Officer	$69,182	$-	$300,000	$-
Chief Financial Officer	50,218	22,729	216,000	93,000
Chief Operating Officer	51,172	-	220,000	-
Chief Marketing Officer	41,443	-	180,000	-
Chief Sales Officer	27,352	-	120,000	-
	$239,367	$22,729	$1,036,000	$93,000

The aforementioned fees were paid directly by the sole director of the Company and have been included in advances payable to related parties.

ITEM 8.	LEGAL PROCEEDINGS.

There are no material pending legal proceedings involving the Company to which the Company or any of its subsidiaries is a party or of which any of their property is the subject.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

Our common stock was thinly traded on the OTC Pink trading platform under symbol "GMCI".  We were delinquent in our filing of reports which we had a duty to report under the Exchange Act of 1934, as amended. Prior to the filing of Form 15, we have failed to filed the annual report on Form 10-K for the year ended June 30, 2016, and quarterly reports on Form 10-Q's for the quarters ended September 30, 2016, December 31, 2016 and March 30, 2017.  On July 11, 2017, the Company filed a Form 15 to terminate its registration of common stock under Section 12(g) of the Exchange Act of 1934, as amended, and to suspend its duty to file reports under the Exchange Act. Therefore, pursuant to Section 12(j) of the Exchange Act, the registration of the Company's common stock pursuant to Section 12 of Exchange Act was revoked by the SEC effective July 12, 2017. The Company's common stock was also terminated for trading on the OTC Markets subsequently.

Upon effectiveness of this Form 10 registration statement, we intend to engage a market maker to apply to list our common stock for trading on the OTC Markets. No market maker has applied to list our common stock. We can provide no assurance that our shares of common stock will be quoted on the OTC Markets or, if quoted, that a public trading market will develop.

Holders

As of October 19, 2017 , we had 206 shareholders of record of our common stock and believe that there may be additional beneficial holders of our common stock.

Dividends

We have not paid any cash dividends to our shareholders.  The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Equity Compensation Plans

The Company has not adopted any equity compensation plans and does not anticipate adopting any equity compensation plans in the near future.  Notwithstanding the foregoing, because the Company has limited cash resources at this time, it may issue shares or options to or enter into obligations that are convertible into shares of common stock with its employees and consultants as payment for services or as discretionary bonuses.  The Company does not have any arrangements for such issuances or arrangements at this time.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

The following information represents securities sold by the Company within the past three years which were not registered under the Securities Act. Included are sales of reacquired securities, as well as new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities.

1. On May 20, 2014, the Company acquired numerous maps, old drill log results and other data from a mining data base. In exchange for the data, 100,000 shares of common stock were issued. The acquired data was recognized as an intangible asset and measured at the market value of the common stock on date of issuance of $0.025; as such the cost base of the assets was $2,500.

2. On November 20, 2014, the Company entered a Debt Swap agreement with its former parent company Pacific Gold Corp, whereby the company indebtedness to the parent company from $204,932 as of November 20, 2014 to $195,000 in 10% interest rate convertible notes with conversion price at $0.05 per share.  The notes were later waived and released by the holder.

3. During the period ended December 31, 2014, the Company received funds in the amount of $23,468 from a third party. These amounts are due on demand and bear no interest.

4. On March 26, 2015, the Company entered into the SBS Agreement with all of the shareholders of SBS.  Pursuant to the SBS Agreement, the Company acquired 600,000 shares of capital stock of SBS from the SBS Shareholders and in exchange issued 500,000,000 restricted shares of its common stock to the SBS Shareholders.

The 600,000 shares of SBS constituted all of the issued and outstanding shares of SBS and were held by a total of three (3) shareholders, including the Company's sole director and Chief Executive Officer, Mr. Lok Khing Ming. Mr. Lok owned ten percent (10%) of SBS, or 60,000 shares. The remaining shares were owned by Mr. Liew Chin Loong (90,000 shares; 15%), who resides in Malaysia and LYF & Son Realty Sdn. Bhd., a Malaysian corporation (450,000 shares; 75%). Pursuant to the SBS Agreement, Mr. Lok received 50 million shares of the Company's common stock; Mr. Liew received 75 million shares; and LYF & Son Realty Sdn. Bhd. received 375 million shares.

5. On June 15, 2015, the Company entered into Subscription Agreements with its then sole director and officer, Mr. Lok Khing Ming, and Mr. Liew Kin Sing, a resident of Malaysia, whereby the Company sold to Mr. Lok 120 million shares of its common stock and sold to Mr. Liew 100 million shares of common stock. Both sales were priced at the par value of $0.001. Mr. Lok and Mr. Liew paid cash for these shares.

Exemptions from Registration

The shares of common stock and debt referenced in items #1 -3 above were issued in reliance upon an exemption from registration afforded under Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering, or Regulation D promulgated thereunder.  These issuances were exempt transactions pursuant to Section 4(2) of the Securities Act as they were private transactions by the Company and did not involve any public offering.

The sales described in items #4 and #5 above were made pursuant to the exemption from registration set forth in Regulation S, promulgated by the Securities Exchange Commission under the Securities Act of 1933. No underwriters were utilized in connection with this sale of securities.

Each issuance of these securities was to a single "non-U.S. person" (as that term is defined in Regulation S of the Securities Act of 1933, as amended) in an offshore transaction in which the Company relied on the registration exemption provided for in Regulation S and/or Section 4(2) of the Securities Act of 1933, as amended (the "Act"), as the conditions of Regulation S were met, including but not limited to the following conditions:

- Mr. Lok is a Malaysian citizen and was in Malaysia at the time of the sale of the shares;
- Mr. Lok agreed to resell the shares only in accordance with Regulation S, pursuant to a registration under the Act, or pursuant to an available exemption from registration;
- Mr. Liew is a Malaysian citizen and was in Malaysia at the time of the sale of the shares; and
- Mr. Liew agreed to resell the shares only in accordance with Regulation S, pursuant to a registration under the Act, or pursuant to an available exemption from registration.

Each certificate representing the shares sold contains a legend that transfer of the shares is prohibited except in accordance with the provisions of Regulation S, pursuant to a registration under the Act, or pursuant to an available exemption from registration and the hold may engage in hedging transactions with regards to the Company's common stock unless in compliance with the Act.

ITEM 11.	DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Capital Stock

The authorized capital stock consists of 4,000,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of October 19, 2017 , there were 720,802,346 shares of common stock and no shares of preferred stock issued and outstanding respectively.

Common Stock Description

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders.  In addition, the holders are entitled to receive dividends ratably, if any, as may be declared from time to time by the board of directors out of legally available funds.  In the event of our dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all the assets remaining after payment of all our liabilities and subject to the prior distribution to any senior securities that may be outstanding at that time.  The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. The holders of more than 50% of such outstanding shares, voting at an election of directors can elect all the directors on the board of directors if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the directors.

Preferred Stock

The Company has authority to issue 10,000,000 shares of preferred stock. The Company's board of directors may issue the authorized preferred stock in one or more series and may fix the number of shares of each series of preferred stock. The board of directors also has the authority to set the voting powers, designations, preferences and relative, participating, optional or other special rights of each series of preferred stock, including the dividend rights, dividend rate, terms of redemption, redemption price or prices, conversion and voting rights and liquidation preferences. Preferred stock can be issued and its terms set by the board of directors without any further vote or action by the Company's stockholders.

Dividends

We have not paid any cash dividends to our shareholders. The declaration of any future cash dividends is at the discretion of our Board and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Stock Transfer Agent

The stock transfer agent for the common stock is ClearTrust LLC, located at 16540 Pointe Village Dr, Ste 210, Lutz, FL 33558.

ITEM 12.	INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The Nevada Business Corporation Act permits Nevada corporations such as ours to include in the articles of incorporation a provision eliminating or limiting directors' exposure to liability for monetary damages for breaches of their duty of care as directors, if the director acted in good faith and with ordinary care. The act does not eliminate the directors' liability for monetary damages for acts or omissions not in good faith or involving the intentional violations of law, the improper purchase or redemption of stock, payment of improper dividends or any transaction from which the director received an improper personal benefit.

The act also permits Nevada corporations to include in the articles of incorporation a provision to indemnify any and all persons it has the power to indemnity. The act provides that a Nevada corporation may indemnify a person who was, is or is threatened to be made, a named party in a proceeding because the person is or was acting on behalf of the corporation. The indemnification by the corporation may be made if it is determined that the person conducted himself in good faith, reasonably believed that the conduct was in the corporation's best interests if the indemnitee is a director, or was at least not opposed to the corporations' best interests if the person was someone other than a director. Directors may not be indemnified if the person improperly benefited personally or the person is found liable to the corporation. The indemnification may be in respect of judgments, penalties, fines, settlements and reasonable expenses actually incurred.

We have implemented the above-described provisions in our articles of incorporation. In addition, our by-laws provide for similar provisions. We do not have separate agreements of indemnification or advancement of expenses. We do not have directors and officers insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, indemnification is against public policy and is therefore unenforceable. In the event that a claim for indemnification against liabilities, other than the payment by us of expenses incurred by a director, officer or controlling person in successful defense of any action, suit or proceedings, is asserted by such director, officer or controlling person in connection with the securities being offered or sold by us, we will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the federal securities law, and will be governed by the final adjudication of such case.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our financial statements are included in this Form 10 beginning on page F-1 (see Item 15).

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

(a) Since December 21, 2015, BF Borgers CPA PC ("BF Borgers") has been the independent registered public accounting firm of the Company. On June 12, 2017, the Company notified BF Borgers that it was dismissing them as the Company's independent registered public accounting firm. The Company's Board of Directors (the "Board") approved this action.

Other than an explanatory paragraph included in BF Borgers' audit report for the Company's fiscal years ended December 31, 2015 and 2014, relating to the uncertainty of the Company's ability to continue as a going concern, the audit report of BF Borgers on the Company's financial statements for fiscal years ended December 31, 2015 and 2014, did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's transition fiscal period ended June 30, 2016 and fiscal year ended December 31, 2015 and through June 12, 2017, there were no disagreements (as defined in item 304 of Regulation S-K) with BF Borgers on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BF Borgers, would have caused it to make reference to the subject matter of the disagreements in connection with their report.

The Company furnished BF Borgers with a copy of this disclosure on June 14, 2017, providing BF Borgers with the opportunity to furnish the Company with a letter addressed to the Commission stating whether they agree with the statements made by the Company herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which they do not agree.  A copy of the BF Borgers letter addressed to the Commission is filed as Exhibit 16.1 to the Current Report on Form 8-K filed with the SEC on June 19, 2017.

(b) On June 12, 2017, the Company engaged LJ Soldinger Associates with offices located in Deer Park, Illinois ("Soldinger") as the Company's independent accountant to audit the Company's financial statements and to perform reviews of interim financial statements. During the transition fiscal period ended June 30, 2016, and then through June 12, 2017, neither the Company nor anyone acting on its behalf consulted with Soldinger regarding (i) either the application of any accounting principles to a specific completed or contemplated transaction of the Company, or the type of audit opinion that might be rendered by Soldinger on the Company's financial statements; or (ii) any matter that was either the subject of a disagreement with BF Bogers or a reportable event with respect to BF Borgers.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements.

The financial statements and related notes are included as part of this Form 10 registration statement as indexed in the appendix on page F-1 through F-20.

(b) Exhibits required by Item 601 of Regulation S-K

Item No.	Description
3.1 *	Articles of Incorporation
3.2 *	Articles of Merger dated March 16, 2015
3.3 *	Certificate of Amendment dated January 2, 2015
3.4 *	Bylaws
10.1 *	Share Exchange Agreement, dated March 26, 2015
*Previously Filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

GMCI Corp.

October 24, 2017	By:	/s/ Calvin Chin
	Name:	Calvin Chin
	Title:	Chief Executive Officer

October 24, 2017	By:	/s/ M.W. Chan
	Name:	M.W. Chan
	Title:	Chief Financial Officer

FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED JUNE 30, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
 Stockholders of GMCI Corp.
We have audited the accompanying consolidated balances sheet of GMCI Corp as of June 30, 2017 and 2016, and the related consolidated statement of operations, comprehensive loss, stockholders' deficit, and cash flows for each of the two years in the two year period ended June 30, 2017. GMCI Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statement referred to above present fairly, in all material respects, the financial position of GMCI Corp. as of June 30, 2017 and 2016, and the results of its operations and its cash flows for the two years ended June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and has a net working capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

/s/ L J Soldinger Associates, LLC
Deer Park, Illinois United states of America
September 6, 2017

GMCI Corp.
Consolidated Balance Sheets

	June 30, 2017	June 30, 2016

ASSETS
Current Assets
Cash	$9,861	$14,112
Prepaid expenses and deposits	61,883	7,001
Subscriptions receivable – related party	-	220,000
Due from Sincere, related party	186,372	-
Total Current Assets	258,116	241,113

Due from Sincere, related party	-	198,550
Plant and equipment, net	55,711	66,164

TOTAL ASSETS	$313,827	$505,827

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities
Accounts Payable and accrued liabilities	$136,201	$222,250
Income tax payable	20,000	20,000
Deferred rent expenses	8,078	-
Advances payable, related party	2,232,387	1,639,992
Advances payable	127,256	-
Total Current Liabilities	2,523,922	1,882,242

Total Liabilities	2,523,922	1,882,242

Stockholders' Deficit
Preferred Stock - $0.001 par value; 10,000,000 shares authorized, no shares issued and outstanding at June 30, 2017 and June 30, 2016	-	-
Common stock - $0.001 par value; 4,000,000,000 shares authorized, 720,802,346 issued and outstanding at June 30, 2017 and June 30, 2016	720,802	720,802
Additional Paid in Capital	(163,250)	(286,919)
Other comprehensive income (loss)	114,945	46,572
Accumulated deficit	(2,882,592)	(1,856,870)
Total Stockholders' Deficit	(2,210,095)	(1,376,415)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$313,827	$505,827

See accompanying notes to the audited consolidated financial statements

GMCI Corp.
Consolidated Statements of Operations and Comprehensive Loss

	For the fiscal year ended June 30,
	2017	2016

Revenue	$32,737	$-

Operating Expenses
Professional fees	196,600	371,478
General and administrative expenses	739,590	249,323
Impairment of uncollected other receivable, Related Party	-	534,363
Total Operating Expenses	936,190	1,155,164
		-
(Loss) from operations	(903,453)	(1,155,164)

Interest expenses, Related Parties	(122,269)	(71,615)

(Loss) before taxation	(1,025,722)	(1,226,779)
Income tax	-	(20,000)
Net (Loss)	$(1,025,722)	$(1,246,779)

Net Loss Per Share: Basic and Diluted	$(0.00)	$(0.00)

Weighted Average Shares Outstanding: Basic and Diluted	720,802,346	720,802,346

Comprehensive Income (Loss):
Net loss	$(1,025,722)	$(1,246,779)
Effect of foreign currency translation	68,373	4,223
Comprehensive Loss	$(957,349)	$(1,242,556)

See accompanying notes to the audited consolidated financial statements

GMCI Corp.
Consolidated Statements of Changes in Stockholders' Deficit

				Accumulated
	Common Stock		Additional	Other
		Par	Paid in	Comprehensive	Accumulated	Total
	Shares	Value	Capital	Income (Loss)	Deficit	Equity
Balance, June 30, 2015	720,802,346	$720,802	$(359,988)	$42,349	$(610,091)	$(206,928)
Imputed interest			71,615			71,615
Rent expenses contributed			1,454			1,454
Foreign currency translation adjustments				4,223		4,223
Net loss					(1,246,779)	(1,246,779)
Balance, June 30, 2016	720,802,346	720,802	(286,919)	46,572	(1,856,870)	(1,376,415)
Imputed interest			122,269			122,269
Rent expenses contributed			1,400			1,400
Foreign currency translation adjustments				68,373		68,373
Net loss					(1,025,722)	(1,025,722)
Balance, June 30, 2017	720,802,346	$720,802	$(163,250)	$114,945	$(2,882,592)	$(2,210,095)

See accompanying notes to the audited consolidated financial statements

GMCI Corp.
Consolidated Statements of Cash Flows

	Fiscal Year Ended June 30,
	2017	2016

CASH FLOW FROM OPERATING ACTIVITIES:
Net Loss	$(1,025,722)	$(1,246,779)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation	41,219	33,131
Rent expenses contributed to additional paid in capital	1,400	1,454
Imputed interest contributed as additional paid in capital	122,269	71,615
Impairment of uncollected other receivable	-	534,363
Expenses paid directly by related party	413,753	22,729
Changes in operating assets and liabilities:
Other receivable and deposits	907	(400)
Accounts payable and accrued liabilities	(84,873)	198,257
Deferred rent expenses	8,334	-
Income tax payable	-	20,000
NET CASH USED IN OPERATING ACTIVITIES	(522,713)	(365,630)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in mineral trading, related party	-	(614,226)
Plant and equipment	(35,859)	(27,726)
NET CASH USED IN INVESTING ACTIVITIES	(35,859)	(641,952)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances, related parties, mineral trading	-	614,226
Advances, related parties, operating expenses	893,748	396,010
Repayments of related party advances	(678,991)	-
Advances from third party, operating expenses	127,256	-
Proceeds from subscriptions receivable	220,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	562,013	1,010,236

Effects of changes in foreign exchange rate	(7,711)	6,509

NET CHANGE IN CASH	(4,251)	9,163
CASH AT BEGINNING OF PERIOD	14,112	4,949
CASH AT END OF PERIOD	$9,861	$14,112

Cash Paid during the year for:
Interest	-	$-
Income Taxes	-	$-

Supplemental Non-Cash Information
Landlord deposits funded directly by related party	$51,317	$-

See accompanying notes to the audited consolidated financial statements

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 1 – Organization and Summary of Significant Accounting Policies

GMCI Corp., formerly Pacific Metals Corp. ("GMCI" or the "Company") was incorporated in Nevada on June 28, 2006.

On March 17, 2015, the Company filed Articles of Merger with the Nevada Secretary of State whereby it entered into a statutory merger with its wholly-owned subsidiary, GMCI Corp., pursuant to Nevada Revised Statutes 92A.200 et. seq. The effect of such merger is that the Company was the surviving entity and changed its name to "GMCI Corp."

On March 19, 2015, the Company filed an Issuer Company-Related Action Notification Form with FINRA requesting that the aforementioned name change be effected in the market. The Company also requested that its ticker symbol be changed to "GMCI". On April 16, 2015, FINRA granted approval for the name change and the ticker symbol change.

On March 26, 2015, GMCI entered into and closed a Share Exchange Agreement (the "SBS Agreement") with all of the shareholders of SBS Mining Corp. Malaysia Sdn. Bhd., ("SBS") a Malaysian corporation whose primary business is mining and exploration of properties located in Malaysia.  Pursuant to the SSBS Agreement, the Company acquired 600,000 shares of capital stock of SBS from the SBS Shareholders and in exchange issued 500,000,000 restricted shares of its common stock to the SBS Shareholders.

As a result of the completion of the aforementioned recapitalization, SBS is now the Company's wholly-owned subsidiary.  The aforementioned SBS Agreement was accounted for as recapitalization whereby the financial statements subsequent to the date of the transaction are presented as a continuation of SBS.  Under recapitalization accounting SBS (subsidiary) is treated as the accounting parent (acquirer) and the Company (parent) is treated as the accounting subsidiary (acquiree). All outstanding shares have been restated to reflect the effect of the business combination.

SBS is a producer of metal ore and is focused on producing iron ore, bauxite and tin ore. Currently SBS is principally engaged in the prospecting of minerals and ultimately the mining of minerals upon successful exploration.  During fiscal 2017 SBS commenced revenue generating operations as a result of its mineral trading business (See Note 3), which have resulted in initial revenues of $32,737 as at June 30, 2017 as a result of concluded shipments of 32,432 net tonnes of bauxite.  Essentially all of the Company's property, plant and equipment assets are held in Malaysia.  The functional currency of the Company's Malaysian subsidiary, SBS, is the Malaysian Ringgit.

Fiscal Year

On June 28, 2016, the Board of Directors of the Company adopted a resolution to change the Company's fiscal year end from December 31 to June 30, effective immediately as of the date of such board resolution.  As a result of this change we are reporting fiscal year results as of June 30, 2017 and 2016.

Principals of Consolidation

The consolidated financial statements include the accounts of GMCI and its wholly-owned subsidiary, SBS. All significant intercompany balances and transactions have been eliminated.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP") and are presented in U.S. dollars.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 1 – Organization and Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results when ultimately realized could differ from these estimates.

Revenue Recognition

Revenues are presented net of discounts. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

The Company applies judgment with respect to whether it can establish a selling price based on third party evidence. The Company does not have any product offerings that would be considered multiple deliverables; therefore the pricing model is determined based on competitor prices for similar product offerings, and/or contracts independently negotiated between the Company and purchasers.

To date, all of the revenue recognized by the Company has been derived from transactions with related parties (See Note 3).  In addition, all of the revenue recognized with those related parties has been based on verbal conditions.  To date the Company has not entered into a formal written agreement for its commissions earned on the trading of unwashed bauxite ore.  The Company has determined that in recording its revenue through June 30, 2017, that the selling price and other conditions derived from its transactions with related parties were not fixed and determinable until those trading commissions were paid to the Company by its related party.  Because of this, through June 30, 2017, the Company has recorded its trading commissions earned with Sincere Pacific Mining(M) Sdn. Bhd. ("Sincere") on the cash basis.  In the future, should the Company enter into formal agreements, the recognition method may change.

Cash and Cash Equivalents

The company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.  At June 30, 2017 and June 30, 2016, cash includes cash on hand and cash in the bank.  The Company's subsidiary operates in Malaysia where deposit insurance for deposits is provided up to RM$250,000 (approximately US$58,425). From time to time the Company's account balances may exceed that limit.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash and cash equivalents, receivables, prepaid expenses, accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments.

Foreign Currencies

Functional and presentation currency - Items included in the consolidated financial statements of each of the Company and its subsidiary are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in US Dollars, which is the Company's functional and presentation currency. The functional currency of the Company's subsidiary is the Malaysian Ringgit.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 1 – Organization and Summary of Significant Accounting Policies (cont'd)

Foreign Currencies (cont'd)

Transactions and balances - Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at quarter end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

Subsidiaries The results and financial position of the subsidiary that has a functional currency different from the presentation currency are translated into the presentation currency as follows:

i) assets and liabilities are translated at the closing rate at the date of the balance sheet;
ii) income and expenses are translated at average exchange rates;
iii) all resulting exchange differences are recognized as other comprehensive income (loss), a separate component of equity.

Plant and equipment and depreciation

Plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on straight line basis to write off the cost of plant and equipment over their expected useful lives at the following annual rates:

Motor Vehicles	20%
Office equipment	33%
Tools and equipment	33%
Computer and software	33%
Leasehold improvements	Term of lease
Furniture and Fixture	33%

Mineral Properties

The Group is planning on being engaged in the business of the acquisition, exploration, development, mining, and production of mineral properties and or resources, with a current emphasis on granite (see Note 3) and previous emphasis on iron ore, bauxite and tin.  Mineral claims and other property acquisition costs are capitalized as incurred.  Such costs are carried as an asset of the Group until it becomes apparent through exploration activities that the cost of such properties will not be realized through mining operations.  Mineral exploration costs are expensed as incurred, and when it becomes apparent that a mineral property can be economically developed as a result of establishing proven or probable reserve, the exploration costs, along with mine development costs, are capitalized.  The costs of acquiring mineral claims, capitalized exploration costs, and mine development costs are recognized for depletion and amortization purposes under the units-of-production method over the estimated life of the probable and proven reserves.  If mineral properties, exploration, or mine development activities are subsequently abandoned or impaired, any capitalized costs are charged to operations in the current period.

Exploration expenditures

Exploration, acquisition (except for property purchase costs), and general and administrative costs related to exploration projects and prospecting activities are charged to expense as incurred. Exploration expenses in the fiscal year ended June 30, 2017 and 2016, $nil and $110, respectively.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 1 – Organization and Summary of Significant Accounting Policies (cont'd)

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. During the fiscal year ended June 30, 2017 and 2016, there was no impairment of long-lived assets.

Segment Reporting

FASB ASC 820 "Segments Reporting" establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. Our proposed business segments are expected to span more than one geographical area. Specifically, the Company intends to generate revenue through subsidiary SBS in the area of mineral trading and exploration activities (see Note 3, 6 and 12), while the Company, GMCI, will continue to manage the Company's reporting requirements and carry out on-going business development activities in search of new reporting segments which may include hospitality, manufacturing and other service based businesses.

Income Taxes

The company accounts for income taxes in accordance with ASC Topic 740, Income Taxes.  This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  The Company recognizes interest and penalties related to unrecognized tax benefits or failure to comply with local tax legislation within the income tax expense line in the accompanying Consolidated Statement of Operations and Comprehensive Loss. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheets.

Loss Per Share

The company follows the provisions of ASC Topic 260, Earnings per Share.  Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the period.  Basic and diluted losses per share are the same as all potentially dilutive securities are anti-dilutive.

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock or conversion of notes into shares of the company's common stock that could increase the number of shares outstanding and lower the earnings per share of the company's common stock.  This calculation is not done for periods in a loss position as this would be antidilutive.  As of the fiscal year ended June 30, 2017 and 2016, there were no stock options or stock awards, or other convertible securities that would have been included in the computation of diluted earnings per share that could potentially dilute basic earnings per share in the future.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 1 – Organization and Summary of Significant Accounting Policies (cont'd)

Recently issued accounting pronouncements

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. The new guidance provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation—Stock Compensation, to a change to the terms or conditions of a share-based payment award. The accounting standard update will be effective for the Company beginning July 1, 2020 on a prospective basis, and early adoption is permitted. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the consolidated financial statements.

In March 2017, the FASB issued ASU 2017-08, "Premium Amortization on Purchased Callable Debt Securities" that shortens the amortization period for the premium on certain purchased callable debt securities to the earliest call date. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those fiscal years with early adoption permitted. This guidance will be adopted using a modified retrospective transition approach. The adoption of this guidance is not expected to materially impact our results of operations, financial condition or liquidity.

In January 2017, the FASB issued ASU 2017-04, "Simplifying the Test for Goodwill Impairment" that eliminates the requirement to calculate the implied fair value of goodwill (i.e., Step 2 of the current goodwill impairment test) to measure a goodwill impairment charge. Instead, an impairment charge will be based on the excess of a reporting unit's carrying amount over its fair value (i.e., measure the charge based on Step 1 of the current goodwill impairment test). This guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2020, with early adoption permitted for annual and interim goodwill impairment testing dates after January 1, 2018. This guidance will be adopted on a prospective basis.

In January 2017, the FASB issued ASU 2017-01, "Clarifying the Definition of a Business" with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is effective for annual periods beginning after December 15, 2018, and interim periods within those fiscal years with early adoption permitted. This guidance will be applied prospectively to any transactions occurring within the period of adoption.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new standard will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The standard will be effective for the Company beginning July 1, 2019, with early application permitted. The standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case we would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company's financial statements and disclosures.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 1 – Organization and Summary of Significant Accounting Policies (cont'd)

Recently issued accounting pronouncements (cont'd)

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning July 1, 2021, with early application permitted. This standard is not expected to have a material impact on our financial position, results of operations or statement of cash flows upon adoption.

In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The new standard will be effective for us on July 1, 2019. This standard is currently under evaluation by management, however, this standard is not expected to have a material impact on our financial position, results of operations or statement of cash flows upon adoption.

In February 2016, the FASB issued ASU No. 2016-02, Leases. The new standard requires that all lessees recognize the assets and liabilities that arise from leases on the balance sheet and disclose qualitative and quantitative information about its leasing arrangements. The new standard will be effective for us on July 1, 2020. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company's financial statements and disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This new standard provides guidance on how entities measure certain equity investments and present changes in the fair value. This standard requires that entities measure certain equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income. ASU 2016-01 is effective for fiscal years beginning after December 31, 2019. The Company is currently evaluating the provisions of this guidance and assessing its impact on the Company's financial statements and disclosures.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 which was amended in August 2015 by Update No 2015-14: Revenue from Contracts with Customers. The standard outlines a five-step model for revenue recognition with the core principle being that a company should recognize revenue when it transfers control of goods or services to customers at an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. Companies can choose to apply the standard using either the full retrospective approach or a modified retrospective approach. Under the modified approach, financial statements will be prepared for the year of adoption using the new standard but prior periods presented will not be adjusted. Instead, companies will recognize a cumulative catch-up adjustment to the opening balance of retained earnings. This new guidance is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period.

There are several new accounting pronouncements issued by the Financial Accounting Standards Board ("FASB") which are not yet effective. Each of these pronouncements, as applicable, has been or will be adopted by the Company. As of June 30, 2017 and 2016, none of these pronouncements is expected to have a material effect on the financial position, results of operations or cash flows of the Company.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 1 – Organization and Summary of Significant Accounting Policies (cont'd)

Recently issued accounting pronouncements (cont'd)

Under the JOBS Act, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of this extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to financial statements of companies that comply with public company effective dates.

Note 2 – Going Concern

At June 30, 2017 and June 30, 2016, the Company reported a net loss of $1,025,722and $1,246,779, respectively. The Company believes that its existing capital resources are not adequate to enable it to execute its business plan. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. The Company estimates that it will require additional cash resources during 2017 and beyond based on its current operating plan and condition. The Company expects cash flows from operating activities to improve, primarily as a result of an increase in revenue and a decrease in certain operating expenses, although there can be no assurance thereof. The accompanying consolidated financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern. If we fail to generate positive cash flow or obtain additional financing, when required, we may have to modify, delay, or abandon some or all of our business and expansion plans.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amount and classification of liabilities that might cause results from this uncertainty.

Note 3 –Advance Payment on Mineral Trading – Related Party

During the fiscal year ended June 30, 2016 the Company's subsidiary, SBS, advanced $614,226 (RM$2,574,000) to Sincere(see Note9), a related party corporation by virtue of directors in common, for the purpose of commencing bauxite trading and financing activities.

During the fiscal year ended June 30, 2016, SBS and Sincere have verbally agreed to work in partnership to acquire and arrange transport for stockpiled bauxite shipments to Mainland China. Services required for the loading, processing and transport of bauxite from mine sites to the port will be provided by SBS and Sincere directly.  As at June 30, 2016 the Company has advanced proceeds for the purpose of securing mineral resources for shipment.  Sincere has agreed to manage all labor, processing, transport and export of the ore until such time as the parties have concluded a total of seven (7) shipments.

Funds advanced by SBS will be used for the continuing purchase of minerals for transport over the course of several planned shipments.  SBS does not intend to take physical possession of the minerals at any time. It has been agreed between the parties that SBS shall receive a commission based on gross washed bauxite tonnage of up to 20,000 tonnes per shipment. Thereafter, if successful, the two parties will enter a formal agreement with respect to further shipments under newly negotiated terms.  SBS does not expect the initial advances made to Sincere to be returned until several shipments of ore have been completed. As at June 30, 2016 the Company has partially impaired the advance payment in the original amount $614,226 by $413,179, net amounts payable by SBS to Sincere, due to the uncertainty around the timing of collectability.  A balance of $186,372 (RM$800,000) and $198,550 (RM$800,000) remains collectible on the Company's balance sheets as of June 30, 2017, and 2016, respectively.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 3 –Advance Payment on Mineral Trading – Related Party (cont'd)

It is anticipated that the sales price obtained by Sincere for unwashed bauxite will total gross US$24.50 to US$26.00 per dry, delivered metric tonne, free on board stowed and trimmed, subject to certain penalties or bonus based on the percentage of certain mineral compounds present, primarily aluminum oxide and silicon dioxide. Sincere will issue payment to SBS upon successful conclusion of shipments, at an agreed $1 USD per delivered dry tonne, net any applicable fees such as storage. It is anticipated that the Company will continue to conduct its bauxite trading activities under these verbal terms of agreement until such time as deposits advanced to commence trading operations are recovered, as well as income from the shipments.  The parties intend to formalize a written agreement for future mineral trading activities following successful conclusion of approximately seven (7) shipments whereby SBS will receive commissions on up to 140,000 gross tonnes.

During the fiscal year ended June 30, 2017 the Company earned revenue from its bauxite trading activities and concluded shipments for a total of 40,000 tonnes of gross washed bauxite (net dry weight of 32,432 tonnes) for net commissions of US$32,737 converted at an agreed fixed rate of conversion to RM of 4.4 for total proceeds of RM$140,301.

Note 4 – Plant and Equipment

	June 30, 2017	June 30, 2016
Cost
Motor Vehicles	$96,401	$102,700
Office equipment	14,642	13,944
Computers and software	10,178	6,231
Tools and equipment	494	526
Leasehold improvements	12,400	13,652
Furniture and Fixture	34,766	5,833
	$168,881	$142,886

	June 30, 2017	June 30, 2016
Accumulated depreciation
Motor Vehicles	$73,128	$57,366
Office equipment	11,010	7,283
Computers and software	6,045	4,240
Tools and equipment	494	410
Leasehold improvements	6,614	5,200
Furniture and Fixture	15,879	2,223
	$113,170	$76,722

	June 30, 2017	June 30, 2016
Carrying Value
Motor Vehicles	$23,273	$45,334
Office equipment	3,632	6,661
Computers and software	4,133	1,991
Tools and equipment	-	116
Leasehold improvements	5,786	8,452
Furniture and Fixture	18,887	3,610
	$55,711	$66,164

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 4 – Plant and Equipment (cont'd)

Essentially all of the Company's property, plant and equipment assets are held in Malaysia.  The functional currency of the Company's Malaysian subsidiary, SBS, is the ringgit.

Depreciation for the fiscal year ended June 30, 2017 and 2016 was $41,219 and $33,131, respectively.

Note 5 – Prepaid expenses and deposits

	June 30, 2017	June 30, 2016

Sundry receivables	$2,190	$3,328
Deposits, including utility, security deposits	54,693	3,673
Prepaid on professional services fee	5,000	-
Recoverable deposit from third party (*)	-	-
	$61,883	$7,001

•
On July 21, 2014 the Company advanced USD$157,134 (RM$500,000) to Hin Tatt Marketing SB ("Hin Tatt")of  Kuantan, Pahang, Malaysia.  There were no formal written terms in relation to the advance to Hin Tatt however, the funds were advanced in relation to a proposed mineral transaction.  On June 30, 2016, Hin Tatt Marketing assigned the receivable to LS Jaya Mining Sdn Bhd. ("LS Jaya")During the fiscal year ended June 30, 2016, the Company requested a written confirmation as part of its audit protocol in relation to the outstanding debt, however no confirmation was provided. As a result, management has determined to fully impair the original receivable, totaling USD$121,183 (RM$500,000) as at June 30, 2016,  due to the fact that it has not yet been recovered from LS Jaya.  Though collectability may be secured in the future, there is no immediate guarantee of recovery at the present time.

Note 6 – Mineral Licenses

On January 6, 2014, the Company's subsidiary, SBS, entered into two agreements with unrelated third parties, YM Tengku Dato' Kalsom Ibni Al-Marhum Sultan Abu Bakar and YM Tengku Dato' Norazahan Ibni Al-Marhum Sultan Abu Bakar where under the Company was granted in consideration of all work and fees payable on the underlying lands a power of attorney granting a license to prospect, extract and monetize iron ore on the following two (2) properties:

NO	Mining Land	Mining Area (Hectares)
1	Sungai Bekil, Mukim Of Batu Talam, State Of Pahang Darul Makmur, Malaysia	50
2	Sungai Semeriang, Mukim Of Batu Talam, State Of Pahang Darul Makmur, Malaysia	50

The total mining area measures approximately 100 hectares (247 Acres). Under the terms of the agreements the Company may extract and sell the iron ore subject to the payment of 5% royalties, tributes, and all such other fees and expenses as may be assessed. Concurrently with the aforementioned agreements the Company and each of the respective parties entered into an exclusive operating agreement the terms of which set out terms and conditions for the mining operation including the annual costs of the mineral license, rents and other fees over the two-year term of the mineral license, totaling US$7,222 (RM$31,000) per mining area.

The license expired on January 6, 2016 and SBS does not intend to pursue renewal of the license at this time due to the reduced market price for iron ore.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 7 – Advances from Third Party

During the fiscal year ended June 30, 2017, the Company was advanced a total of $127,156 by a third party to meet operational shortfalls. The advances from the third party are due on demand, non-interest bearing, unsecured and not evidenced by a note.

As a result, the Company has treated these advances in the same manner as if they were made by related parties and has imputed interest at the rate of 6.48% on the advances made to the Company in the amount of $1,020.

Note 8 – Commitments and Contingencies

(1)	Office lease 1

On July 10, 2015, SBS entered into a two-year lease commencing August 1, 2015 for office premises in Lorong 3/137C, Off Jalan Klang Lama, 58000 Kuala Lumpur.  Under the terms of the lease the Company will pay monthly rent of $606 USD at current exchange rate (RM$2,600) and shall be responsible for all monthly utilities.  The Company has paid a deposit of two months' rent and a deposit for utilities with a cumulative total of $1,823 USD (RM$7,800).   The annual lease commitment, exclusive of utilities is noted below:

Fiscal 2018 - US$606 (RM$2,600)

(2)	Office lease 2

On July 25, 2016 and September 15, 2016 respectively the Company entered into lease agreements for two individual corporate offices at Tower 1, Avenue 3, The Horizon, Bangsar South City, Kuala Lumpur, Malaysia 59200.  The leased premises occupy a total of 5,652 square feet on level 1 and 5,773 square feet on level 5, and each allowed for one month free rent in order to renovate and occupy the space.

Under the terms of the lease(s) the Company will pay monthly rent of $7,242 USD (RM$31,086) for Level 1 and $7,397 USD (RM$31,752) for Level 5, and shall be responsible for all monthly utilities.  The Company has recorded deferred rent for each of the Level 1 and Level 5 leases in the amount of one month's rent respectively for each of the leases in order to account for the free month of occupancy included in the terms of the lease.   Deferred rent is being amortized over the term of the lease(s). Security deposits of two months' rent for Level 1 and Level 5 totaling $43,917 USD (RM$188,513), and a deposit for utilities with a cumulative total of $7,320 USD (RM$31,419) were remitted by a related party.   The annual lease commitments, exclusive of utilities is noted as: Fiscal 2018 - US$175,670 (RM$754,056).

During the fiscal year ended June 30, 2017 and 2016 the Company expended a total of $170,558 (RM$730,963) and $21,071 (RM$86,938) with respect to all of its leasing obligations. The Company has passed on recording deferred rent for the built-in inflation contained within the lease as it has been determined to be immaterial.

From time to time the Company may be subject to proceedings, lawsuits, and other claims related to government agencies, operations, shareholders and contracts.  The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses.  A determination of the amount of accrual required, if any, for these contingencies is made after analysis of each matter. The required accrual, if any, may change in the future due to new developments in each matter or changes in settlement strategies. The Company does not believe that there are presently any such matters that will have a material adverse effect on its financial condition or results of operations.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 9 – Advances from Related Parties / Related Parties Transactions

(3)	Advances from related parties:

	June 30, 2017	June 30, 2016

Advances from its Directors	$1,574,922	$1,047,263
Advances from controlling shareholder, LYF & Sons Realty Sdn. Bhd.	657,465	$592,729
Total	$2,232,387	$1,639,992

Further directors of the Company have leased shared office space for corporate operations the cost of which is $350 (RM$1,500 per quarter), the use of which is provided to the Company free of charge by our directors.  We have recorded an amount of $1,400 and $1,454 as contributed capital during the fiscal year ended June 30, 2017 and 2016.

During the fiscal year ended June 30, 2016, the Company was advanced $614,226 by entities with common directors with the Company or by directors, which funds were used to advance to another related entity for the purpose of setting up a trading operation in the sale and transport of bauxite ore to entities in mainland China (see Note 3).  The advances from the related entities were non-interest bearing, unsecured and not evidenced by a note. Further during the fiscal year ended June 30, 2017 and 2016, the Company was advanced a total of $893,748 and $396,010, respectively, by directors or entities with common directors to meet operational shortfalls.  In addition during the year ended June 30, 2017, related parties were repaid $678,991.

The Company has imputed interest at the rate of 6.48% on the advances made to the Company in the amount of $121,249 during the fiscal year ended June 30, 2017, and has imputed interest at the rate of 6.65% on the advances made to the Company in the amount of $71,615 during the fiscal year ended June 30, 2016.

(4)	Related Party Salaries and Wages paid directly by related party:

	Fiscal Year Ended June 30, (in USD)		Fiscal Year Ended June 30, (in RM)
	2017	2016	2017	2016
Chief Executive Officer	$69,182	$-	$300,000	$-
Chief Financial Officer.	50,218	22,729	216,000	93,000
Chief Operating Officer	51,172	-	220,000	-
Chief Marketing Officer	41,443	-	180,000	-
Chief Sales Officer	27,352	-	120,000	-
	$239,367	$22,729	$1,036,000	$93,000
The aforementioned fees were paid directly by the sole director of the Company and have been included in advances payable to related parties.

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 10 – Common Stock

Common Stock

The Company's authorized common stock consists of 4,000,000,000 common shares with par value of $0.001 and 10,000,000 shares of preferred stock with par value of $0.001 per share.

The Company had 500,000,000 common shares issued and outstanding as of December 31, 2014, as a result of the recapitalization and reverse merger transaction described above in Note 3. In addition, as of the transaction date, there were 802,346 common shares issued and outstanding which are reflected as part of the recapitalization.

On June 15, 2015, the Company entered into Subscription Agreements with its President and CEO, Mr. Lok Khing Ming, and Mr. Liew Kin Sing, a resident of Malaysia, whereby the Company sold to Mr. Lok 120 million shares of its common stock and sold to Mr. Liew 100 million shares of common stock. Both sales were priced at the par value of $0.001 for a total of $220,000.  Mr. Lok and Mr. Liew paid cash for these shares in July of 2016. As at June 30, 2016 the amounts payable under the aforementioned subscription agreements has been recorded on the balance sheet as "subscription receivable- related party".

As of June 30, 2017, and 2016 the Company has 720,802,346 shares of common stock issued and outstanding.

Preferred Stock

The Company has authorized 10,000,000 shares of preferred stock.  As of June 30, 2017 and 2016, the Company has no designated or outstanding shares of preferred stock.

Instruments Convertible into Common or Preferred Shares

As of June 30, 2017, and 2016, the Company had no instruments outstanding that were convertible into or exercisable into either common or preferred shares of the Company.

Note 11 – Income Taxes

The Company uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During 2017 and 2016, the Company incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $2,866,277 and $1,856,870 at June 30, 2017 and 2016 respectively, and will begin to expire in the year 2034.

Deferred tax assets were made up of the following items as of June 30:
	2017	2016

Impairment of related party receivables	113,000	113,000
Depreciation of Property, Plant and Equipment	5,200	2,600
Impairment of mining expenditures	21,700	21,700
Net operating loss carryforwards	513,700	341,400

Total long-term deferred tax asset	653,600	478,700
Valuation Allowance	(653,600)	(478,700)

Total Net Deferred Tax Assets	-	-

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 11 – Income Taxes (cont'd)

The difference from the reported income tax benefit to that expected from the loss from operations computed using the US statutory federal income tax rate of 34% is as follows for June 30:

	2017	2016

Expected income tax benefit	(348,700)	(417,000)
Penalties for not timing filing certain required forms within US Federal Income Tax returns	-	20,000
Permanent timing differences	100,200	60,000
Difference in Thailands statutory tax rate of 20%	73,600	113,900
Valuation allowance	174,900	243,100

Reported income tax expense (benefit)	-	20,000

As of the date of this filing, the Company has failed to timely file its 2014, 2015 and 2016 US Federal income tax returns.  Because of this, the Company has accrued a likely penalty of $20,000 to cover its failure to file certain required informational forms for its ownership of SBS for the 2015 and 2016 tax years.

Note 12 – Segment Reporting

The Company currently only operates in one Segment.  However, the Company operates corporate entities and has assets and operations in the United States and Malaysia.  The following tables show the breakdown of operations and assets by Country:

Fiscal year ended June 30, 2017:

	Malaysia	United States	Total

Revenue	$32,737	$-	$32,737
Depreciation & amortization	$41,219	$-	$41,219
Impairment of uncollected receivable	$-	$-	$-
Loss from operations	$(425,219)	$(478,234)	$(903,453)
Taxation	$-	$-	$-
Interest expenses	$(100,175)	$(22,094)	$(122,269)
Assets	$308,820	$5,007	$313,827
Expenditure on long-lived assets	$35,895	$-	$35,895

Fiscal year ended June 30, 2016:

	Malaysia	United States	Total

Revenue	$-	$-	$-
Depreciation & amortization	$33,131	$-	$33,131
Impairment of uncollected other receivable	$534,363	$-	534,363
Loss from operations	$(753,300)	$(401,864)	$(1,155,164)
Taxation	$-	(20,000)	$(20,000)
Interest expenses	$(59,956)	$(11,659)	$(71,615)
Assets	$285,767	$220,060	$505,827
Expenditure on long-lived assets	$27,726	$-	$27,726

GMCI Corp.
NOTES TO CONSOLIDATED AUDITED
FINANCIAL STATEMENTS
June 30, 2017 and 3016

Note 13 – Subsequent events

Subsequent to June 30, 2017 the Company earned revenue from its bauxite trading activities (see Note 2 above), and concluded shipments  for an additional 60,000 tonnes of gross washed bauxite (net dry weight of 49,006 tonnes) for net commissions of $49,006 converted at agreed rates of conversion to RM of between 4.2805and 4.2895 for total proceeds of RM$210,005.

Subsequent to the year ended June 30, 2017 the Company received a total of $186,372 (RM$800,000) from Sincere to offset advances made in prior periods to commence the Company's mineral trading business. The fund received were used to repay prior period advances to SBS from the Company's sole director.

Subsequent to June 30, 2017, SBS has received advances of approximately $6,989 (RM$30,000) from a director of the Company in order to fund shortfalls in operational activities.  The Company has also received advances of a total of $126,645 from an unrelated third party which funds have been used as general working capital, and advances of approximately $41,950 from our sole director in order to pay related party consulting fees.

Letter of Intent

In March 2017, the Company became aware of an opportunity to acquire a thirty (30) year leasehold over 6.0701 hectares of real property located in the Province of Kampar, Malaysia, that the Company believes has a significant deposit of granite (the "Property"). This opportunity was presented to the Company by Pembinaan Kaya Hebat Sdn Bhd, a Malaysian corporation ("PKH"). PKH is controlled by the Company's majority shareholder, LYF & Son Realty Sdn. Bhd.

On May 3, 2017, the Company entered into a Letter of Intent with PKH and PKH's shareholders to acquire all of the issued and outstanding shares of PKH from its shareholders in exchange for shares of the Company, which will be an amount equal to the fair market value of PKH, as determined by an independent, professional appraiser.
The acquisition of PKH is contingent upon: (a) PKH completing the transfer of title to the Property; (b) issuance of a mineral resource report that provides an estimate of the granite resources in place and exploration potential of resources located on the Property prepared by a licensed geologist that complies with the applicable rules and regulations promulgated by the SEC; and (c) the parties entering a definitive Share Purchase Agreement.
The transfer of title to the Property to PKH has been approved by the Ministry of Malaysian on July 26, 2017. Therefore, the Company has commenced negotiations for the terms of the definitive Share Purchase Agreement and expects to execute such agreement upon completion of the Company's ongoing due diligence review and satisfaction of the issuance of a technical report by a licensed geologist.